FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June 2020

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Launch of a New Employee Stock Purchase Plan and Long-Term Incentive Plan for Company Group Employees Overseas

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: June 24, 2020	By:	/s/ Takashi Okubo
Takashi Okubo Global Head of Investor Relations

News Release

Launch of a New Employee Stock Purchase Plan and Long-Term Incentive Plan for Company Group Employees Overseas

Osaka, JAPAN, June 24, 2020 – Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) (“Company”) today announced that at the meeting of its Board of Directors held on June 24, 2020, the Board of Directors adopted a new Employee Stock Purchase Plan (“ESPP”) and Long Term Incentive Plan (“LTIP”) for the Company Group employees overseas, as outlined below.

1.Purposes of Introducing the ESPP and LTIP
(1)Purpose of Introducing the ESPP
By introducing the ESPP, eligible Company Group employees overseas will be provided with the opportunity to purchase an American depositary share of the Company (“Company ADS” (*1)) at a discount. The purpose of the ESPP is to encourage these employees to enter into broad-based employee ownership in the Company.

(*1) A Company ADS represents ½ of one (1) share of common stock in the Company.

(2)Purposes of Introducing the LTIP
By introducing the LTIP, eligible Company Group employees overseas may be granted Company ADS based incentive compensation. The purposes of the LTIP are to align the employees’ interests with those of Company’s shareholders, to attract and retain officers and other employees at the Company’s Group Companies overseas and to further the Company’s risk mitigation strategy by enabling the Company and its Group Companies to provide incentive compensation that appropriately balances risk and reward.

2.Outline of ESPP and LTIP
(1)Outline of ESPP
The ESPP allows eligible Company Group employees overseas to receive Company ADSs purchased in the open market by making cash contributions. Eligible Company Group employees may enroll in the ESPP every six months, and their participation to the ESPP will be terminated, in principle, upon the termination of their employment with the Company and its Group Companies. The maximum amount of the contribution by an eligible Company Group employee upon each enrollment will be, in principle, USD 7,500 or the equivalent thereof in the local currency.

(2)Outline of LTIP
In the LTIP, certain equity awards, including Restricted Stock Units (“RSUs”) and Performance Stock Units (“PSUs”), may be granted to eligible Company Group employees overseas. Awards granted pursuant to the LTIP may be settled by Company ADSs to be converted from newly issued shares of common stock in the Company, Company ADSs purchased in the open market, or cash in an amount equivalent to the vested Company ADSs. In this fiscal year, RSUs and PSUs will be granted to eligible Company Group employees. With respect to RSUs, a number of Company ADSs corresponding to one-third of the RSUs granted will vest annually over a three-year period upon the fulfillment of applicable conditions, including being continuously employed by the Company or its Group Companies. With respect to PSUs, in addition to the fulfillment of applicable conditions, including the relevant persons being continuously employed by the Company or its Group Companies, a number of Company ADSs, corresponding to the degree or level of achievement of performance goals for the three fiscal years including and commencing from FY 2020 and other factors, will be vested after the end of the three fiscal year period. For both RSUs and PSUs, upon the occurrence of certain events, including the employee’s death, instead of Company ADSs, cash in an amount equivalent to the vested Company ADSs will be paid on a certain designated date.

Please be informed that at this time, Company Group employees in Japan will not be eligible to participate in the ESPP and will not be granted awards pursuant to the LTIP. Company Group employees in Japan will instead continue to be granted awards pursuant to our existing stock grant system, under which the shares of common stock of the Company acquired by the Japanese trust will be vested or cash in an amount equivalent to the vested shares will be paid. For details of the stock grant system, please refer to “Continuation of the Stock Compensation Plan for Directors and the Stock Grant System for Company Group Management in Fiscal Year 2020” released on May 15, 2020.

In association with the introduction of the LTIP, in order for the Company to issue the shares of common stock in a timely and flexible manner, the meeting of the Board of Directors held today has also resolved to file a Shelf Registration Statement in Japan regarding the issuance of new shares.

For details about the filing of the Shelf Registration Statement, please refer to “Notice Concerning Filing of Shelf Registration Statement in Japan For the Issuance of New Shares” released today.

This announcement has been prepared to publicly disclose the launch of a new Employee Stock Purchase Plan and Long Term Incentive Plan for Company Group employees overseas and is not intended to, and does not, constitute, represent or form part of any offer, invitation or solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities whether pursuant to this announcement or otherwise.

About Takeda Pharmaceutical Company Limited
Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) is a global, values-based, R&D-driven biopharmaceutical leader headquartered in Japan, committed to bringing Better Health and a Brighter Future to patients by translating science into highly-innovative medicines. Takeda focuses its R&D efforts on four therapeutic areas: Oncology, Rare Diseases, Neuroscience, and Gastroenterology (GI). We also make targeted R&D investments in Plasma-Derived Therapies and Vaccines. We are focusing on developing highly innovative medicines that contribute to making a difference in people's lives by advancing the frontier of new treatment options and leveraging our enhanced collaborative R&D engine and capabilities to create a robust, modality-diverse pipeline. Our employees are committed to improving quality of life for patients and to working with our partners in health care in approximately 80 countries.
For more information, visit https://www.takeda.com.

Media Contacts:
Japanese Media Kazumi Kobayashi kazumi.kobayashi@takeda.com +81 (0) 3-3278-2095	Media outside Japan Tsuyoshi Tada tsuyoshi.tada@takeda.com +1 (617) 551-2933
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